

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

<u>Via E-mail</u>
Darwin Fogt,
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

> **Re: eWellness Healthcare Corporation**
> **Form 8-K**
> **Filed May 6, 2014**
> **File No. 000-55203**

Dear Mr. Fogt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your initial offering under Securities Act Rule 419 went effective on September 14, 2012.   You appear to have failed to return funds held in the escrow account within 5 business days of March 14, 2014 as required by Rule 419(e)(2)(iv). We also note disclosure under Recent Sales of Unregistered Securities that on May 1, 2014, you sold 1,000,000 shares of your common stock to investors who purchased your common stock in your Rule 419 offering in exchange for their outstanding shares, and that the purchase price was paid partly from "cash from the Rule 419 Trust Account Balance" and additional funds, which "investors previously paid." Please provide a detailed history of the securities, funds and actions you have taken since your Form S-1 registration statement went effective on September 14, 2012.

2.   In this regard, please revise the Form 8-K to disclose and summarize the violations of Rule 419 and possible impact on the company, including, for example, the possible

impact of failing to promptly return investor funds absent Rule 419-compliant confirmations of their investments.

3.   We also note disclosure under Recent Sales of Unregistered Securities that you received consent from almost all of the participants in your 419 transaction to engage in your share exchange. Please tell us when consents were solicited, what documents or communications were involved, who was solicited, and the percentage of shareholders that eventually consented to your exchange agreement. Please supplementally provide us with a copy of any materials which were used to solicit consents. With a view to disclosure, advise us what exemption from registration was claimed and the facts relied upon to make the exemption available. We may have further comment.

4.   Please paginate future amendments to this Form 8-K in order to simplify the review process.

Item 1.01 Entry into a Material Definitive Agreement

5.   Please provide additional details regarding your transaction with eWellness Healthcare Corporation including the consideration which was paid by the eWellness Shareholders.

6.   We note the details of your initial exchange agreement with the shareholders of eWellness Corporation. In particular, we note that you assigned an additional 2,100,000 of your shares to other parties. Please provide additional details regarding this assignment. Please explain whether these were shares newly issued by the company and how many other parties received the shares. Please consider your response in the context of your claimed 4(a)(2) exemption within your "Recent Sales of Unregistered Securities" section and, if necessary, revise that section accordingly.

Business

7.   Please provide support for your factual assertions throughout the filing, citing to the source(s) of such information and providing copies supplementally. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. For example purposes only, we note the following statements:

- "The total cost of diabetes in New York was estimated to be $12.9 billion…"

- "The annual cost of treating diabetes in medical expenses and lost productivity rose form $98 billion…"

- "For a person with diabetes, that figure soars to $11,744."

- "Patients with elevated VasoScan scores will be good candidates for our DMpt program."

- "More than 1 in 10 healthcare dollars in the U.S. are spent directly on diabetes…"

8. We note your disclosure within the "Treatment & Reimbursement Strategy" section that your initial operations will be highly focused on in-office physical therapy visits rather than telemedicine sessions, and that you anticipate that telemedicine visits will account for only 20% of billing in the first year of your operations. Please revise the first sentence of your Business section, as well as disclosure throughout the filing to more accurately reflect your intended operations. Clarify, where necessary, that you intend to launch primarily as an in-office operation and discuss how this portion of your business will operate. See Item 101(h)(4)(i) of Regulation S-K.

9. We note your statement that Mr. Fogt has established himself as a national leader in his field. Please revise to clarify by what measure Mr. Fogt is an established national leader or otherwise explain your reasonable basis for this claim.

10. We note your projections of profitability by the fourth quarter of fiscal 2014 are based upon your receipt of an additional $1.2 million in financing. Also we note your operations are not scheduled to launch until August 2014. Given that you currently have no revenues, and a net loss of $466,636 for the for the fiscal year ended December 31, 2013, and given that, as of the date of this filing, you currently have identified no source for such financing and have no specific plans regarding how such financing might be obtained, please tell us how you determined you have a reasonable basis to make a profitability projection in this filing. Alternatively please revise to remove the projection. Refer to Item 10(b) of Regulation S-K.

11. Please clarify what you mean by "run rate" as you state within this section that you will have a run rate of 194 new patients per week. It is unclear what basis you have for the specific number and what assumptions underlie the projection. See Item 10(b) of Regulation S-K. Additionally, to the extent you retain this disclosure and where you use industry-specific terms, please provide enough explanation the first time these terms are used such that investors who are not familiar with the healthcare industry can understand what you mean.

Our Partnership with Millennium Healthcare, Inc.

12. We note that you entered into your agreement with Millennium Healthcare, Inc. on May 24, 2013. Please revise this section to briefly describe the efforts MHI has undertaken on your behalf, to date, with regard to marketing your services.

13. Also, we note your disclosure that MHI assists in managing insurance reimbursement for your services. Please clarify whether you or MHI is responsible for seeking reimbursement opportunities from insurance providers who do not currently reimburse

for your services. Where appropriate, please provide disclosure regarding your efforts, to date, in seeking new reimbursement opportunities.

Patient Ramp Rate

14.   We note that in your first week of operations, you anticipate that you will have 5 PTs and PTAs processing up to 525 patients per week. It is unclear what basis you have for the specific numbers provided and what assumptions underlie the projections. See Item 10(b) of Regulation S-K. Additionally, to the extent you retain this disclosure, please revise to clarify whether this number represents individual patients or whether it includes repeat patients who have more than one session scheduled.

Exercise Patient Kits

15.   Please state whether you have identified a supplier for your home exercise tool kits or otherwise clarify how you intend to bring this product to market. See Item 101(h)(4)(iii) of Regulation S-K. To this extent, please clarify whether patients will be required to purchase these kits or whether they will have the option of using their own equipment and whether these kits will be sold to patients who are seen in-office. Also, please tell us how you calculated your projected number of kits that will be sold.

Initiation of eWellness Services at MHI's Facilities

16.   We note that during your first 90 days of operations you anticipate that you will be able to finance 80% of your accounts receivable for the approximate cost of 10% on each dollar borrowed until reimbursement. Please clarify your basis for this statement given that you currently have no credit arrangements and provide no disclosure regarding forthcoming credit arrangements.

Insurance/Reimbursement

17.   We note your disclosure within this section regarding physical therapy telemedicine reimbursement. Since much of your first-year revenues, if any, will be generated from in-office sessions, please add similar disclosure for your in-office services.

18.   We note your disclosures within this section regarding which companies in your service areas allow for physical therapy telemedicine reimbursement. Please clarify whether your DMpt program qualifies for such reimbursement at this time or what steps you will need to take to become eligible for reimbursement.

Three Separate Reimbursement Plans

19.   Please explain how you have determined the anticipated gross margins for each program you describe. Please provide the amount of revenue and expense for each program. In

your explanation, please clarify the types of expenses you expect to incur. To the extent expenses vary by type of plan, please explain the variances.

20.   Also, please revise to disclose the reasonable basis for your projections of the number of patients that will have private health insurance accepting physical therapy telemedicine billing, and your average per-patient reimbursement. In your response letter, please demonstrate how these projections were calculated.

Expansion into other markets where telemedicine has high support

21.   We note your disclosure regarding the 25-year licensing agreement with Physical Relief Telemedicine Health Care Services. Please revise to explain the material terms of this agreement and file the agreement under Item 601(b)(10). Please also revise to explain the reasonable basis and related assumptions for your revenue projections under the agreements or delete the projections.

Initial Program Patient Inclusion Criteria

22.   We note one of your requirements for entry into your program is that patients must be covered by private health insurance or federal or state insurance. Please clarify whether this means that your services must be reimbursement-eligible for these patients. If so, please reconcile this disclosure with your earlier disclosure that you have factored in revenue in your first year from patients whose insurance does not cover telemedicine.

Insurance Company Partnerships

23.   We note you will be seeking partnership agreements with various insurance companies, including six of the biggest health insurance companies and have included disclosure regarding Medicare/Medicaid. Please revise to disclose your progress in seeking agreements with each of the insurance providers, including any reimbursement agreements you have executed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

24.   Please expand this section to include an overview of the most important matters on which management focuses in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Your MD&A should identify and address your key performance indicators and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your business. This discussion should address both past and prospective financial condition and operating performance, including a discussion of known material trends and uncertainties. For example, your risk factor disclosure regarding how regulatory compliance has increased and will continue to increase your

legal, accounting and financial compliance costs. Your MD&A should discuss such trends in the context of your business. Please provide revised disclosure in your amended filing. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350 (2003).

25. Given your lack of revenues to date, and the planned commencement of your operations in August 2014, please revise this section to add a detailed plan of operations which describes specific milestones and the expenses will be incurred in pursuit of those milestones over, for example, the next 6 months, 9 months and 12 months. Your revisions should clarify the priority and manner in which you will seek to accomplish each milestone. To the extent you will need to raise capital or obtain other resources or qualifications in order to meet any of your milestones, please add details which describe how you intend to do so and the impact a failure to do so would have upon your proposed plan of operations.

Liquidity and Capital Resources

26. We note that your auditors have issued a going concern opinion. Please revise this section to state your cash balance as of the most recent practicable date, and describe the rate at which you have been using cash and anticipate using cash through the commencement of your operations as currently projected, in August 2014.

27. We note your disclosure within your "Certain Relationships and Related Transactions" section that, as of December 31, 2013, you had an amount outstanding to a related party. Please revise this section to describe the material terms of this debt and your repayment obligations.

28. We note that you have filed a Form of Promissory Note as Exhibit 10.3 to this Form 8-K. Given your disclosure within this section, it does not appear that you have any such outstanding obligation. Please revise your disclosure within this section or advise.

Security Ownership of Certain Beneficial Owners and Management

29. Given that Gregg Johnson and Cheryl McRobbie-Johnson beneficially own Summit Capital Corp., please revise to include them in the beneficial ownership table. We further note the capitalization table in Schedule 1(b) to your Share Exchange Agreement filed as Exhibit 10.1 shows that Messrs. Johnson and Madden each individually, received a further 300,000 from Mr. McRobbie-Johnson in connection with the share exchange transaction. Please revise your beneficial ownership table accordingly or advise.

Directors and Executive Officers

30. Please revise to provide all of the information required by Item 401(e)(1) of Regulation S-K for each of your directors and executive officers. Your revisions should include the business experience during the past five years including the principal occupations and

employment as well as, for your directors, the reasons that led to the conclusion that each person was chosen to serve.

31.　We note your disclosure that Mr. MacLellan has helped raise over US$775 million for development stage, start-up and mid-cap companies. With a view to clarifying disclosure, tell us how this disclosure is relevant to investors and, to the extent you retain this disclosure, balance it by providing, for example, the amount of funds Mr. MacLellan has raised for you, to date.　Alternatively, please remove this disclosure from your Form 8-K.

32.　Please revise to disclose the approximate hours per week your named executive officers contribute to you where they have other businesses. For example, we note the statement in the forepart of the Form 8-K indicating that Mr. Hollister operates two video content platform businesses in Canada.

Certain Relationships and Related Transactions

33.　Given Mr. McRobbie-Johnson's participation in your share exchange, please provide the information required by Item 404 for this transaction or advise. We note, in particular, the Mr. McRobbie-Johnson's retention of 400,000 common shares as well as the sale by Mr. McRobbie-Johnson of 1,500,000 shares of your common stock to Summit Capital USA, Inc., an entity which appears to be controlled by his immediate family members.

34.　We note the disclosure in Note 4 to your financial statements that during the periods covered by your financial statements, related parties contributed services, equipment and other assets. Please provide the information required by Item 404 of Regulation S-K for these transactions or advise.

35.　You state on page 9 that your CTO and co-founder, Curtis Hollister, operates two video content platform based businesses in Ottawa, Canada. You also state they have already developed approximately 80% of your DMpt platform components, rules and systems. These businesses appear to be related parties. Please disclose this relationship.

Recent Sales of Unregistered Securities

36.　Please provide the information required by Item 701 for each as to all securities sold within the past three years which were not registered under the Securities Act. To this extent we note the disclosure in Note 9 to your financial statements that in March 2014 you raised $30,000 from an independent third party. We also note your disclosure on page 41 of Exhibit 10.1 that between March 31, 2014 and April 30, 2014, eWellness completed a private offering, pursuant to which it received $130,000 in gross proceeds.

Exhibits

37.   Please file your governing documents including your Amended and Restated Articles of Incorporation, as referenced throughout the document, pursuant to Item 601(b)(3) of Regulation S-K or advise.

38.   We note that Exhibit 10.2, the Supply and Distribution Agreement between eWellness Healthcare and MHI is filed as a "Form of" agreement. Given that the agreement was executed on May 24, 2013, please refile the executed agreement or advise.

39.   We note that you appear to have omitted information relating to MHI from Exhibit 10.2 and replaced the information with brackets. Please refile the agreement, in its entirety, with all omitted information, or advise. If you intend to seek confidential treatment for such information, please mark your exhibit and exhibit index accordingly and file your application for confidential treatment as soon as possible. Refer to Staff Legal Bulletin 1A.

Exhibit 99.1

General

40.   Please provide historical interim financial statements of the accounting acquirer, eWellness Corporation, as of and for the three months ended March 31, 2014. Please also provide pro forma financial information as of and for the same period.

Statements of Operations, page F-3

41.   Please revise each column heading to include the year. Please also revise the column headings in the statement of cash flows to include the year.

Exhibit 99.2

42.   Please revise the historical financial statements of the registrant and/or the pro forma financial statements as necessary to account for the legal ramifications, if any, of replacing the redeemable shares of stock with regular shares and the removal of the restriction on 90% of the IPO proceeds. Update the explanatory notes as well.

43.   The results of operations of the accounting acquirer will become the historical results of operations of the combined company in a reverse recapitalization. Please revise the pro forma statement of operations to eliminate the registrant's historical statement of operations instead of combining the results of operations of the two companies as if the merger were accounted for as a purchase business combination.

Form 10-K for the Fiscal Year Ended December 31, 2013

44.   Please amend your Form 10-K and any Forms 10-Q filed since the end of your last fiscal year to comply with the comments above, as applicable.

45.   The cover page of your Form 10-K reports that your Common Stock was registered pursuant to Section 12(g) of the Exchange Act. Given that you did not register this class of securities under Section 12(g) of the Exchange Act until you filed your Form 8-A on May 1, 2014, it appears the cover page is incorrect. With a view to clarification, please advise.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 4. Controls and Procedures, page 5

Evaluation of Disclosure Controls and Procedures, page 5

46.   Please advise us of your disclosure in this section in view of your response to comments 1 and 2 above. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rachael Schmierer
        Hunter Taubman Weiss